Exhibit 12.1
Regeneron Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(Dollars in thousands)

	2003	2004	2005	2006	2007

Earnings:
Income (loss) from continuing operations before income (loss) from equity investee	$(107,395)	$41,565	$(95,456)	$(103,150)	$(105,600)
Fixed charges	14,108	14,060	13,687	13,643	13,708
Amortization of capitalized interest	33	78	78	73	23
Interest capitalized	(276)	—	—	—	—

Adjusted earnings	$(93,530)	$55,703	$(81,691)	$(89,434)	$(91,869)

Fixed charges:
Interest expense	$11,932	$12,175	$12,046	$12,043	$12,043
Interest capitalized	276	—	—	—	—
Assumed interest component of rental charges	1,900	1,885	1,641	1,600	1,665

Total fixed charges	$14,108	$14,060	$13,687	$13,643	$13,708

Ratio of earnings to fixed charges	(A )	3.96	(A )	(A )	(A )

(A)	Due to the registrant’s losses for the years ended December 31, 2003, 2005, 2006, and 2007 the ratio coverage was less than 1:1. To achieve a coverage ratio of 1:1, the registrant must generate additional earnings of the amounts shown in the table below.

	2003	2005	2006	2007

Coverage deficiency	$107,638	$95,378	$103,077	$105,577